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                            April 3, 2023

       Brian Ochocki
       Chief Financial Officer
       Air T, Inc.
       5930 Balsom Ridge Road
       Denver, North Carolina 28037

                                                        Re: Air T, Inc.
                                                            Form 10-K for the
Fiscal Year ended March 31, 2022
                                                            Filed June 28, 2022
                                                            File No. 001-35476

       Dear Brian Ochocki:

              We have reviewed your March 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 14, 2023 letter.

       Form 10-K for the Fiscal Year ended March 31, 2022

       Financial Statements
       Note 24 - Commitments and Contingencies, page 73

   1. We understand from your response to prior comment one that you will include further details of the
arrangement with Contrail Asset Management LLC (CAM) and Contrail JV
                                                        II LLC (CJVII) in your
next periodic filing. Please submit the specific disclosure
                                                        revisions that your
propose to address the concerns outlined in our prior comment.

                                                        Please also reconcile
details in your response indicating that you and MRC
                                                        had contributed $5
million and $22 million of the agreed capital commitments of $8 million and $45 million
as of March 31, 2022, with disclose in Note 24 indicating the remaining commitments
were $2 million and $22 million at that point in time.
 Brian Ochocki
Air T, Inc.
April 3, 2023
Page 2
2. We note your response to prior comment two indicating that you will derecognize the put option liability to correct your initial accounting for the put option also clarifying that you have no exposure to loss with regard to the secondary option because the exercise price would be the fair value of the common interest. Please submit the specific disclosure revisions that you propose to clarify these accounting assessments.

       You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at
(202) 551-3706 if
you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameBrian Ochocki                                  Sincerely,
Comapany NameAir T, Inc.
                                                                 Division of
Corporation Finance
April 3, 2023 Page 2                                             Office of
Energy & Transportation
FirstName LastName